SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

MONOGRAM BIOSCIENCES, INC.

(Name of Subject Company)

MONOGRAM BIOSCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60975U207

(CUSIP Number of Class of Securities)

William D. Young

Chief Executive Officer

Monogram Biosciences, Inc.

345 Oyster Point Blvd.

South San Francisco, California 94080

(650) 635-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Steven M. Przesmicki, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of a press release jointly issued by Laboratory Corporation of America Holdings and Monogram Biosciences, Inc. on June 23, 2009.

FOR IMMEDIATE RELEASE

LabCorp Enters Definitive Agreement to Acquire Monogram Biosciences, Inc.

Acquisition Price of $4.55 per Share in All Cash Transaction

LabCorp to Strengthen Leadership in Infectious Disease and Oncology and Advance Personalized Medicine Strategy

BURLINGTON, N.C., SOUTH SAN FRANCISCO, Calif. - June 23, 2009 - Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) and Monogram Biosciences, Inc. (NASDAQ: MGRM) today announced that they have entered into a definitive agreement and plan of merger under which LabCorp will acquire all of the outstanding shares of Monogram in a cash tender offer for $4.55 per share for an implied total equity value of approximately $106.7 million, or a total enterprise value of approximately $155 million at March 31, 2009, including net indebtedness.

“The transaction announced today is a significant step in the execution of LabCorp’s strategy of leadership in personalized medicine,” said David P. King, Chairman and Chief Executive Officer of LabCorp. “Monogram Biosciences, Inc. has an excellent clinical reputation, a market leading infectious disease test, a market leading companion diagnostic, an exciting technology platform for oncology and offers LabCorp a substantial growth opportunity. By utilizing LabCorp’s national infrastructure to build on Monogram’s already strong sales, we will advance our leadership in infectious disease and cancer testing, companion diagnostics and personalized medicine. We look forward to providing improved offerings to both our and Monogram’s current customers.”

Monogram Biosciences, Inc. is a leading provider of companion diagnostics - molecular diagnostic products that help guide and target appropriate treatments. Monogram’s proprietary, clinically validated Trofile® assay identifies patients who are eligible for the CCR5 class of HIV drugs and is the widely adopted companion diagnostic for the HIV drug Selzentry®. Monogram’s PhenoSense® and PhenoSense GT ® HIV tests measure individual patient viral drug resistance, thereby enabling physicians to design optimal, individualized treatment plans for each patient. PhenoSense® and PhenoSense GT® are among the most widely used HIV resistance tests in the market today. Monogram’s HIV tests are used routinely by physicians for managing patient therapy and are an integral component of anti-HIV drug development and clinical evaluations for the pharmaceutical industry.

Monogram’s proprietary VeraTag™ technology has been used to develop a sensitive means to assess HER-2 status in tissue samples and has significant potential as a tool to help guide therapy decisions in breast cancer patients. Based on the VeraTag platform, Monogram has multiple tests in development for measuring a variety of protein markers that may have clinical utility to help guide treatment decisions across a broad range of cancer drugs. The potential oncology pipeline associated with this technology is a natural extension of LabCorp’s existing oncology offerings for both clinical trials and commercial clients.

“The transaction underscores the fundamental value of the Monogram business, the talent and expertise of our global team and the quality of our offerings,” said William D. Young, Chief Executive Officer and Chairman of Monogram Biosciences, Inc. “LabCorp has an exciting vision of the role of molecular

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diagnostics in personalized medicine, and we are excited to see Monogram’s technology and employees become a part of that vision. We expect the transaction will significantly accelerate the development of products that will improve treatment outcomes for patients with infectious diseases and cancer.”

The acquisition is expected to be approximately $0.12 dilutive to LabCorp’s 2009 earnings per share (EPS), including approximately $0.04 of transaction related costs, and slightly accretive to 2010 EPS.

Under the terms of the agreement and plan of merger, LabCorp’s acquisition subsidiary, Mastiff Acquisition Corp., will commence a tender offer to purchase all outstanding shares of Monogram Biosciences, Inc. for $4.55 per share in cash, without interest. Following the completion of the tender offer, LabCorp expects to merge Mastiff Acquisition Corp. and Monogram resulting in any shares not purchased in the tender offer being converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer and the merger are subject to customary closing conditions set forth in the agreement and plan of merger, including the acquisition in the tender offer of a majority of Monogram’s outstanding shares on a fully diluted basis (excluding out of the money options) and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the acquisition is expected in the third quarter of 2009.

The Board of Directors of Monogram Biosciences, Inc. has unanimously determined that the offer and the merger are advisable, fair to, and in the best interests of Monogram and its stockholders, approved the agreement and plan of merger and the other transactions contemplated thereby, including the tender offer, and recommended that the Monogram stockholders accept the offer and tender their shares in the offer when it is made.

The total $155 million estimated enterprise value of the transaction is based on Monogram’s approximately 23.5 million fully diluted shares outstanding less net cash and cash equivalents on hand as of March 31, 2009, plus outstanding indebtedness as of that date.

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell shares of Monogram Biosciences, Inc. common stock. At the time the tender offer is commenced, LabCorp and Mastiff Acquisition Corp. will file a tender offer statement on Schedule TO and related materials with the U.S. Securities and Exchange Commission (SEC) and Monogram Biosciences, Inc. will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND MONOGRAM BIOSCIENCES, INC. STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These documents (once they become available) will be available at no charge on SEC’s website at www.sec.gov. The tender offer statement and related materials, tender offer solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, at 1-212-269-5550 for banks and brokers or 1-800-549-6746 for shareholders and all others.

About LabCorp®

Laboratory Corporation of America® Holdings, a S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $4.5 billion in 2008, over 28,000 employees worldwide, and more than 220,000 clients, LabCorp offers clinical assays ranging from routine blood analyses to HIV and genomic testing. LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence: The Center for

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Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, DIANON Systems, Inc., US LABS, and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trial testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our Web site at: www.labcorp.com.

About Monogram Biosciences, Inc.

Monogram Biosciences, Inc. (NASDAQ: MGRM) is advancing individualized medicine by discovering, developing and marketing innovative products to guide and improve treatment of serious infectious diseases and cancer. Monogram Biosciences, Inc.’s products are designed to help doctors optimize treatment regimens for their patients that lead to better outcomes and reduced costs. Monogram Biosciences, Inc.’s technology is also being used by numerous biopharmaceutical companies to develop new and improved anti-viral therapeutics and vaccines as well as targeted cancer therapeutics. More information about Monogram Biosciences, Inc. and its technology can be found on its web site at www.monogrambio.com.

Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements relating to the expected benefits of the transaction, the expected timing and closing of the transaction, Monogram Biosciences, Inc.’s estimated cash, cash equivalents and outstanding indebtedness, LabCorp’s future financial condition, operating results and economic performance, and LabCorp’s and Monogram Biosciences, Inc.’s expectations regarding market position, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp and Monogram Biosciences, Inc. that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the tender offer or the merger set forth in the agreement and plan of merger will not be satisfied and the transactions will not be consummated, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Monogram Biosciences, Inc. stockholders will tender their stock in the offer, changes in Monogram Biosciences, Inc.’s business during the period between now and the closing that could cause a condition to closing not to be satisfied; the successful integration of Monogram Biosciences, Inc. into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Monogram Biosciences, Inc.’s filings with the Securities and Exchange Commission, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent SEC filings, and Monogram Biosciences, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent SEC filings.

Investor/Media Contacts:

Laboratory Corporation of America® Holdings

Investor/Media: Bill Bonello, Phone: 336-436-7732

Company Information: www.labcorp.com

Monogram Biosciences, Inc.

Investor: Alfred G. Merriweather, Phone: 650 624-4576, amerriweather@monogrambio.com

Media: Jeremiah Hall, Feinstein Kean Healthcare, Phone: 415 677-2700, jeremiah.hall@fkhealth.com

Company information: www.monogrambio.com

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